RHAPSODY ACQUISITION CORP.
825 Third Avenue, 40th Floor
New York, New York 10022

July 9, 2008

VIA EDGAR AND TELECOPY (202) 772-9206
Mr. Edward M. Kelly
Senior Counsel
United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Rhapsody Acquisition Corp. (the "Company") Registration Statement on Form S-4 originally filed April 21, 2008 (File No. 333-150343) ( the "Registration Statement")

Dear Mr. Kelly:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 10:00 A.M., Thursday, July 10, 2008, or as soon thereafter as practicable.

In connection with the Company’s request for acceleration of effectiveness of the above-referenced Registration Statement, the Company acknowledges the following:

(1) Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2) The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3) The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours, RHAPSODY ACQUISITION CORP.

By:	/s/ Eric S. Rosenfeld
Eric S. Rosenfeld Chief Executive Officer